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                             January 17, 2024

       Zhenyang Shi
       Chairman and Chief Executive Officer
       POMDOCTOR LIMITED
       Yongxu Industrial Park
       No.19-23 Hejing Road, Dongsha Street
       Liwan District, Guangzhou 510000
       People   s Republic of China

                                                        Re: POMDOCTOR LIMITED
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted December
22, 2023
                                                            CIK No. 0001877971

       Dear Zhenyang Shi:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form F-1 submitted December 22, 2023

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Liquidity and Capital Resources
       Operating activities, page 96

   1. Please revise your disclosure for the six months ended June 30, 2023 to provide a discussion of the key
drivers and factors responsible for changes in your operating cash flows. Refer to Item
5.B of Form 20-F.
       Exhibit Index, page II-4

   2. We note your revised disclosure in the section entitled "Contractual Arrangements with
 Zhenyang Shi
POMDOCTOR LIMITED
January 17, 2024
Page 2
      The VIE and Its Shareholders" on page 10, which indicates that you entered into additional contractual arrangements with certain parties relating to the VIE on October 24,
      2023. However, the exhibit index indicates that you only contemplate filing the relevant agreements from August 10, 2021. Please update the exhibit index to include the more recent agreements relating to the VIE.
General

3. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.
       Please contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameZhenyang Shi
                                                           Division of
Corporation Finance
Comapany NamePOMDOCTOR LIMITED
                                                           Office of Trade &
Services
January 17, 2024 Page 2
cc:       Steve Lin
FirstName LastName